82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032378

REGISTRANT'S NAME Keppel Corp. Limited

*CURRENT ADDRESS

PROCESSED
MAY 3 1 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2564 FISCAL YEAR 12-31-01

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OICF/BY: [signature]

DATE : 4/26/02



Keppel Corporation Limited
Summary Financial Report 2001





Keppel Corporation

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

Chairman's Statement	4
Corporate Information	8
Financial Calendar	8
Summary Financial Statement	9
- Summary Directors' Report	9
- Auditors' Statement	13
- Summary Balance Sheets	14
- Summary Profit and Loss Accounts	15
Shareholding Statistics	17
Notice of Annual General Meeting/ Closure of Books	18
Proxy Form	19
Request Form	21

2001 marked a year of transformational change for Keppel. Your Company also had a record year in its 32 years' history.

- Attributable profit before exceptionals was $273 million, an increase of 15%.
- Earnings per share (before exceptionals) increased 16% from 31 cents to 36 cents.
- Revenues, EBITDA, and Profit before tax registered a slight decline of between 4-6% largely due to the sale of our Financial Services division which has traditionally contributed about 50% of our earnings.
- Return on Equity (before exceptionals) improved from 8.5% to reach 10.1%.
- Free cash flow was a strong $1.1 billion.
- In addition to the capital distribution of 50 cents per share paid in December 2001, the Board declared a dividend per share of 16 cents, inclusive of a special dividend of 3 cents in relation to the sale of the Financial Services division.

2001 turned out to be an even more difficult year than the previous one. The economic weakness, aggravated by political and security upheaval affected businesses and consumers alike. Despite this difficult business environment, I am pleased that the Keppel Group succeeded in delivering a significant improvement in its results. Based on proforma attributable profit without the Financial Services' contribution and without exceptional items, attributable profit grew by 50%. These are solid earnings to report for 2001 given last year's challenging environment.

The past year saw mixed results among our businesses. Offshore & Marine produced double-digit growth in turnover and profit; the rest of the portfolio showed less growth and Property showed a decline. It is clear from this pattern that all our businesses are following their respective business cycles. It is for this reason that our Group strategy is to focus on three businesses in which we have core competencies and which we believe will help the Group even out earnings fluctuations. Overall, we strive to continue creating value for our shareholders by improving the Group's Return on Equity. We continue to expand our global reach in all our businesses and each incremental investment will continue to be EVA-driven.



Chairman Lim Chee Onn

Restructuring with speed

Apart from the challenging macro-economic environment, we were undergoing a period of unprecedented change within the Group. In August 2001, we sold our Financial Services division to OCBC Bank. This division had historically contributed about 50% of our annual profit. Using the proceeds, we were able to complete the privatisation of Keppel FELS Energy & Infrastructure (KFEI) within three months of selling Keppel Capital Holdings. Within a month of the KFEI privatisation, we announced the privatisations of Keppel Hitachi Zosen (KHZ) and Keppel Telecommunications & Transportation (KTT). Through this privatisation effort, we unveiled the Group's strategy of focusing on three key businesses – Offshore & Marine, Infrastructure and Property Development.

During our 2000 Results announcement, I had identified Network Engineering and power generation as two of the embedded growth options within the Keppel Group. Within 10 months, we had put in place the different pieces to execute this strategy of developing an Infrastructure business division within Keppel.

KHZ shareholders approved the privatisation and it was completed in March 2002. The Offshore & Marine units are now working hard to integrate their businesses and capture the synergies from the combination of their resources. The scheme to privatise KTT did not get the requisite approval from shareholders. While this is a disappointment, it will not impede our efforts to grow Network Engineering as a key business within the Infrastructure business division. Most importantly, Management will continue undeterred to implement the strategy of focusing on three key businesses to deliver growth in shareholder value.

Growing global leaders

Our three core businesses were chosen because they leverage the core competencies that Keppel has developed over the years. We believe that the selected businesses have both the headstart and the potential to be global leaders in their respective fields. We intend to grow these businesses aggressively, but with utmost capital discipline. New investments will only be made if they contribute towards the growth of our core businesses. In addition, these investments must be EVA-positive and expect to yield an ROE of at least 12%.

Our financial target for our earnings growth is 15-20% CAGR for the period of 2001 through 2003. By then, we expect the Group's ROE to exceed 12%. This target is considered quite challenging against a backdrop of a sluggish global economy, although there are some sporadic signs of an improving situation. Nonetheless we shall endeavour to enhance shareholder value by leveraging assets that are not captured in our balance sheet but which Keppel has grown over the decades, namely, our brand name, our management, our networks and our global presence.

Let me now share with you the issues that will preoccupy Management going forward.

Building a global team

Looking solely at our accounting data, it is easy for someone to mistake Keppel for a Singapore-centric company. Although much of our revenue is booked in Singapore, the sourcing of that revenue takes place all over the world, especially for the Offshore & Marine, Utilities and Network Engineering businesses. Our customer base clearly shows that Keppel is active globally. With the exception of property-related businesses and our mobile phone operations through MobileOne, our performance tends to be much more correlated with the global economy than with the Singapore economy.

The Offshore & Marine business has already established its presence in strategic offshore and marine hubs, namely Azerbaijan, Brazil, the Gulf of Mexico, Middle East, the Philippines and Norway. Our vision is to service and support our customers where they operate, and our "near market, near customer" strategy will see us expanding our global footprint to new regions that require our services.

In the medium term, emerging economies in Asia such as China and Vietnam will grow in importance for our businesses. We have over the years established strong relationships, good networks and business know-how in these countries and should be well-placed to grow in tandem with them.

But globalisation is not just about the establishment of global presence to service our customers. Nor is it just about sourcing of products and services for the best value.

Globalisation is also about searching the world for the best people and global teams who will help Keppel achieve what we have set out to do. As an example, our Network Engineering business has assembled a team drawn from the global pool of experienced managers and engineers. We have in our team telecom software engineers in Luxembourg, as well as network designers in Germany and Malaysia; and project engineers in the Philippines. Our objective is to be the "global employer of choice" in the fields we operate. We strive to create exciting career opportunities for these talented managers to help us establish global champions in our three businesses. We shall continue to develop policies and schemes that will enable us to effectively motivate local resources and mobilize them to wherever they are needed.

Using our financial strength to seize opportunities in the global arena

Keppel generated $1.1 billion of free cash flow in 2001. We recognise the importance of earnings quality and cash management. Our centralised cash management processes stewarded by the Central Finance Committee provides us with the lowest cost of funds to meet our business expansion.

Our strong balance sheet will give us the flexibility and capability to capitalise on anticipated opportunities to grow our key businesses without frequent equity calls. This will allow us to respond more quickly to opportunities giving us an edge over our competitors. It might be pertinent to note here that the privatisation of KFEI and KHZ was funded from internally generated cash and divestments.

We will continue to work with joint venture partners and form strategic alliances to make even better use of our financial and human resources. These approaches have enabled us to gather local knowledge more effectively for quick start-ups.

Continually improving transparency and corporate governance

Key corporate and business managers hold intensive Business Stewardship reviews to steward the performance of our businesses on a quarterly basis. This process allows us to better gauge the future and key drivers ahead of events, so that we can make timely course corrections.

2002 marks the year that Keppel begins reporting our quarterly results to the investing community and the public. This is part of Management's efforts to improve transparency in Keppel. We believe that the increased frequency of reporting, in addition to more detailed discussion of business performance, will help the investing community better understand Keppel's businesses and the drivers of our performance. As managers, we want to communicate what we are doing to grow shareholder value.

Keppel has always believed in having high standards of corporate governance, and is committed to making sure that effective self-regulatory corporate practices are in place to protect the interests of its shareholders and maximise long term shareholder value. At a recent Board meeting, the KCL Board agreed to my recommendation that it would take on the task of monitoring the Board's own effectiveness in terms of coverage and skill set in addition to monitoring senior management's performance. At my suggestion, the Board is also considering how best to assess the Chairman's effectiveness in leading the Board. While performance monitoring has always been part of a Board's responsibility, assessing the Chairman's effectiveness appears to be a fairly new one.

The Board has set up various Board Committees including an Executive Committee to help it carry out its duties effectively. The KCL Audit, Nominating and Remuneration Committees are entirely made up of independent directors. The Board is assisted by a number of management committees covering different areas such as investment/divestment, risk management & audit and management development. All these efforts are meant to increase the accountability of Management to the Board and the Board to shareholders and the Board will continue to refine its corporate governance processes to improve such accountability.

Strengthening organisation & management

This is the most crucial factor in the restructuring of Keppel's businesses.

A key initiative that KCL will be embarking on in 2002 is succession planning. While our current management is still fairly young, the KCL Board and Management recognise the importance of developing a strong management line-up. We must start early in such initiatives to allow our future management sufficient time and opportunities to learn and grow. The urgency increases as our businesses continue to expand overseas. A global reach will tax management resources if we do not have adequate bench strengths.

Owing to keen business competition, KCL will have to be even more demanding than ever in our expectations of our staff. We cannot afford to tolerate recurring under-performance, and we must also be prepared to reward good performers for their contributions. In 2001, all employees have been ranked according to performance and this assessment will continue annually. The intention of ranking is to identify, reward and groom the top performers as well as to identify and eliminate the causes of underperformance.

In the past, management remuneration was linked only to the Group's profitability. Going forward, we will further refine the remuneration and performance appraisal system to link rewards with the Group's business objectives and the staff's personal performance. With EVA being an important business decision-making tool, EVA targets will be incorporated into the remuneration system to achieve more effectively our business performance targets.

Embracing change

Organisations perish not because they do not change. They disappear because they do not change as fast as what the business environment demands of them. The dim global economic prospects in 2001 required us to re-invent ourselves with great urgency. I believe that to-date our team responded creditably.

For a Group like Keppel that has grown successfully over the decades, transforming the way we do business is not an easy task. Taking the hard decision to divest our Financial Services division when it contributed about 50% of Keppel's year 2000 bottomline marks the beginning of the Company's transformation. After the Financial Services division was monetised, we moved quickly to restructure the Company into what we wish it to be. We have in the process changed mindsets. The change has breathed new life into our organisation. Instead of saying, "how have we always done it", we now ask "how can we do it better". Nonetheless, we still have some way to go before we become a Company that truly sees change as a source of excitement and opportunity, rather than as a threat or a crisis. Ideally, we should thirst for change.

The global economy will continue to become more challenging and unpredictable and we are not in any position to predict the exact course that the business environment will take. However, we believe that our healthy attitude towards change will equip us to meet the challenges of the future.

Ultimate goal is to increase shareholder value

Year 2001 was the year of transformation for Keppel. We now have a Company that is able to embrace change more confidently.

Barring the unexpected, I believe we will continue to deliver on our promise to increase value for our shareholders.

I wish to take this opportunity to thank all our staff for the sterling service they have put in during a challenging year. Without their total commitment to the tasks at hand we would not have come this far. To our Board, I wish to thank our Directors for the advice and guidance Management and I received throughout the year. And to our shareholders, investors, customers and business associates, I want to convey my deep appreciation for their patience and encouragement to press on with the re-invention of Keppel.

I am pleased to welcome Dr Lee Tsao Yuan and Mr Tony Chew Leong-Chee to the Keppel Board. They are not newcomers to the Group having served on the Boards of our subsidiaries.

Lim Chee Onn
Chairman

18 April 2002

Board of Directors
Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Tony Chew Leong-Chee (with effect from 16 April 2002)
Lee Tsao Yuan (with effect from 16 April 2002)
Loh Wing Siew
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Lim Hock San
Khoo Teng Chye
Tony Chew Leong-Chee
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San

Remuneration and Share Option Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Nominating Committee
Lim Hock San (Chairman)
Khoo Teng Chye
Sven Bang Ullring

Company Secretary
Caroline Chang

DIRECTORY

Registered Office
23 Church Street
#15-01 Capital Square
Singapore 049481
Telephone : 65 62706666
Telefax : 65 68857391
http://www.kepcorp.com

Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Auditors
PricewaterhouseCoopers
Certified Public Accountants
Singapore
Audit Partner: Michael Lim Choo San

Financial Calendar

Financial year-end	31 December 2001
Announcement of 2001 mid-year results	7 August 2001
Announcement of 2001 full year results	30 January 2002
Despatch of Summary Financial Report to shareholders	22 April 2002
Despatch of Annual Report to shareholders *	6 May 2002
Annual General Meeting	21 May 2002
2001 Proposed final dividend and special dividend	
Book closure date	31 May 2002
Payment date	13 June 2002
Announcement of 2002 1Q results	April 2002
Announcement of 2002 mid-year results	July 2002
Announcement of 2002 3Q results	October 2002
Announcement of 2002 full year results	January 2003

* *The Annual Report will be despatched only to those shareholders who have indicated to us previously that they wish to receive the Annual Report for as long as they are shareholders or who return their Request Forms by 30 April 2002.*

IMPORTANT
The Summary Financial Statement as set out on pages 9 to 16 contains only a summary of the information in the directors' report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group. For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Statement.

SUMMARY DIRECTORS' REPORT

DIRECTORS
The Directors in office at the date of this report are:

Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Loh Wing Siew
Choo Chiau Beng
Teo Soon Hoe

PRINCIPAL ACTIVITIES
The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- network & utilities engineering services & power generation;
- property development & investment and property fund management; and
- investments.

During the financial year, the Company disposed its interest in Keppel Capital Holdings Limited and exited the banking business. The Company also intends to divest its interest in Singapore Petroleum Company Limited whose principal activity is in refining and distribution of crude oil and petroleum products.

Apart from the above, there have been no significant changes in the nature of these principal activities during the financial year.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate other than the KCL Share Option Scheme.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES
According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, the Directors holding office at the end of the financial year and their interests in the shares and debentures of the Company are as follows:

		Interest Held At	
	1.1.01	**31.12.01**	**21.1.02**
Ordinary shares ("Shares") of $1 each as at 1.1.01 and $0.50 each with effect from 23.11.01			
Lim Chee Onn	462,083	462,083	462,083
Cham Tao Soon (deemed interest)	25,416	25,416	25,416
Loh Wing Siew	316,458	316,458	316,458
Loh Wing Siew (deemed interest)	100,000	100,000	100,000
Choo Chiau Beng	239,583	239,583	239,583
Teo Soon Hoe	629,166	629,166	629,166
Share options			
Lim Chee Onn	751,250	1,018,750	1,018,750
Loh Wing Siew	541,250	428,750	428,750
Choo Chiau Beng	681,250	848,750	848,750
Teo Soon Hoe	681,250	848,750	848,750

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed by Section 201(8) of the Companies Act, being a benefit by reason of a contract made by the Company or a related corporation with the Director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

OPTIONS OF THE COMPANY

The particulars of share options and redeemable convertible cumulative preference shares ("RCCPS") of the Company are as follows:

(a) The KCL Share Option Scheme ("Scheme") which has been approved by the shareholders of the Company is administered by the Remuneration and Share Option Committee whose members are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average last business done price for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount. The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

Options to take up 5,680,000 Shares were granted during the financial year. There were 633,000 Shares issued by virtue of exercise of options and options to take up 3,814,250 Shares were cancelled during the financial year. At the end of the financial year, there were 18,296,000 Shares under option as follows:

	Number of Share Options					
Date of Grant	Balance at 1.1.01 or later date of grant	Exercised	Cancelled	Balance at 31.12.01	* Subscription Price	Date of Expiry
15.4.96	1,269,500	-	(1,269,500)	-	$9.97	14.4.01
19.8.96	1,628,750	-	(1,628,750)	-	$8.15	18.8.01
29.4.97	1,921,250	-	(156,250)	1,765,000	$6.20	28.4.02
8.9.97	1,605,000	-	(97,000)	1,508,000	$4.73	7.9.02
19.3.98	1,721,750	-	(112,750)	1,609,000	$3.78	18.3.03
7.9.98	1,852,000	(608,000)	(56,000)	1,188,000	$0.91	6.9.03
2.3.99	635,000	-	(68,000)	567,000	$3.50	1.3.09
1.11.99	1,911,000	-	(216,000)	1,695,000	$3.96	31.10.09
17.3.00	1,720,000	-	(136,000)	1,584,000	$2.80	16.3.10
18.10.00	2,799,000	-	(47,000)	2,752,000	$2.84	17.10.10
20.04.01	2,805,000	(25,000)	(23,000)	2,757,000	$2.42	19.04.11
27.09.01	2,875,000	-	(4,000)	2,871,000	$2.25	26.09.11
	22,743,250	(633,000)	(3,814,250)	18,296,000		

* *Subscription prices were adjusted for the capital reduction of $0.50 per Share by way of a reduction in par value of each Share from $1 to $0.50.*

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Option granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	380,000	1,990,000	521,250	450,000	1,018,750
Loh Wing Siew	-	1,400,000	521,250	450,000	428,750
Choo Chiau Beng	280,000	1,820,000	521,250	450,000	848,750
Teo Soon Hoe	280,000	1,820,000	521,250	450,000	848,750

No employee received 5 percent or more of the total number of options available under the Scheme.

(b) The Company issued 350,000 RCCPS in 1997 at US$1,000 per RCCPS which carry the right to a cumulative preference dividend of 2% (net of tax) per annum. Unless previously redeemed, the RCCPS are convertible up to 29 July 2002 into Shares at $7.10 per Share subject to adjustment under certain circumstances. For the purpose of calculating the number of Shares to be issued on conversion of RCCPS, the exchange rate of $1.468 to US$1.00 shall be used throughout the life of the RCCPS. On 27 December 2001, the RCCPS was redeemed before its expiry date at a redemption amount of US$1,203.36 for each RCCPS.

OPTIONS OF SUBSIDIARIES

The particulars of share options, warrants and convertible loan stock and bonds of subsidiaries of the Company are as follows:

(a) **Keppel Hitachi Zosen Limited**
At the end of the financial year, there were 24,314,000 unissued shares of Keppel Hitachi Zosen under option for the Keppel Hitachi Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Hitachi Zosen.

(b) **Keppel Land Limited**
At the end of the financial year, there were 10,551,000 unissued shares of Keppel Land under option for the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land.

(c) **Keppel Telecommunications & Transportation Ltd**
At the end of the financial year, there were 130,336,561 unissued shares of Keppel T&T under option. This comprised US$96,800,000 principal amount of 2% Convertible Bonds due 2002 (conversion price of $2.46 per share at an exchange rate of $1.68 to US$1.00), 54,336,330 Warrants 020328 expiring on 28 March 2002 and 9,892,914 employee share options under the Keppel T&T Share Option Scheme 1993. Details and terms of the options have been disclosed in the Directors' Report of Keppel T&T.

(d) **Singapore Petroleum Company Limited**
At the end of the financial year, there were 4,057,000 unissued shares of Singapore Petroleum Company under option for the Singapore Petroleum Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Reports of Singapore Petroleum Company.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors comprises three independent Directors. Members of the Committee are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San

UNUSUAL ITEMS

In the opinion of the Directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature, except for exceptional profit of $226 million for the Company which represented gain on disposal of Keppel Capital Holdings Ltd less impairment of investments and imputed interest and exchange adjustment on RCCPS. Exceptional profit of $112 million for the Group comprised mainly gain on disposal of Keppel Capital Holdings Ltd less provisions and write-down for landbank, investments and impairment of assets and loans receivable and imputed interest and exchange adjustment on RCCPS.

UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

The Summary Financial Statement set out on pages 9 to 16 was approved by the Board of Directors and was signed on its behalf by:

LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 27 March 2002

AUDITORS' STATEMENT TO THE MEMBERS OF KEPPEL CORPORATION LIMITED

We have examined the Summary Financial Statement set out on pages 9 to 16.

In our opinion, the Summary Financial Statement is consistent with the full financial statements and directors' report of Keppel Corporation Limited for the year ended 31 December 2001 from which they were derived, and complies with the requirements of Section 203A of the Singapore Companies (Amendment) Act 1995, and regulations made thereunder applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 27 March 2002 on the full financial statements for 2001 of Keppel Corporation Limited and its subsidiary companies for the year ended 31 December 2001. The audit report is as follows:

AUDITORS' REPORT TO THE MEMBERS OF KEPPEL CORPORATION LIMITED

We have audited the financial statements of Keppel Corporation Limited and consolidated financial statements of the Group for the financial year ended 31 December 2001 set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

    (i) the state of affairs of the Company and of the Group at 31 December 2001 and the results and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year ended on that date; and

    (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of subsidiaries of which an audit is not required by law in their countries of incorporation, being financial statements that have been included in the consolidated financial statements. The names of these subsidiaries are disclosed in note 39 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 27 March 2002

 # The page numbers are as stated in the Auditors' Report dated 27 March 2002 included in Keppel Corporation Limited's Annual Report for the financial year ended 31 December 2001.

SUMMARY BALANCE SHEETS
as at 31 December

	Company		Group	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Share capital	382,869	765,104	382,869	765,104
Reserves	1,967,043	1,630,009	2,275,428	1,981,774
Share capital & reserves	2,349,912	2,395,113	2,658,297	2,746,878
Minority interests	-	-	1,455,586	4,258,162
Capital employed	2,349,912	2,395,113	4,113,883	7,005,040
Represented by:				
Fixed assets	7,535	8,743	2,419,979	3,282,974
Investment properties	-	-	2,422,404	2,790,861
Development properties	-	-	196,368	187,421
Subsidiaries	2,964,922	2,922,274	-	-
Associates	112,580	112,580	1,146,934	1,136,001
Investments	1,701	9,781	190,491	892,565
Loans receivable	451,301	451,355	84,682	31,302
Intangibles	-	-	(7,479)	14,555
	3,538,039	3,504,733	6,453,379	8,335,679
Current assets				
Stocks & work-in-progress	-	-	2,443,877	2,615,763
Amounts due from:				
- subsidiaries	1,150,086	1,699,999	-	-
- associates	146	238	548,093	634,206
Debtors	11,863	15,892	1,158,784	15,405,992
Short term investments	-	64,487	379,427	3,044,002
Bank balances, deposits & cash	48,404	62,658	736,837	8,304,909
	1,210,499	1,843,274	5,267,018	30,004,872
Current liabilities				
Creditors	44,383	37,597	1,692,120	23,593,235
Provisions	5,000	-	23,740	67,831
Amounts due to:				
- subsidiaries	237,515	19,529	-	-
- associates	-	1	344,868	477,393
Term loans	1,589,732	1,584,164	2,852,102	3,207,960
Taxation	-	-	72,671	275,340
Bank overdrafts	6,063	-	6,838	1,361
Proposed dividend (net)	-	75,095	-	75,095
	1,882,693	1,716,386	4,992,339	27,698,215
Net current assets/(liabilities)	(672,194)	126,888	274,679	2,306,657
Non-current liabilities				
Term loans	450,000	1,163,965	2,402,415	3,007,306
Deferred taxation	23,201	23,201	211,760	207,166
Deferred liabilities	42,732	49,342	-	422,824
	515,933	1,236,508	2,614,175	3,637,296
Net assets	2,349,912	2,395,113	4,113,883	7,005,040

SUMMARY PROFIT AND LOSS ACCOUNTS
for the year ended 31 December

	Company		Group	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Turnover	**105,809**	71,526	**5,881,994**	6,217,784
Materials and subcontract costs	-	-	**(4,298,672)**	(4,614,995)
Staff costs	**(12,194)**	(10,130)	**(602,540)**	(495,535)
Depreciation and amortisation	**(1,327)**	(710)	**(197,030)**	(205,217)
Other operating income/(expenses)	**21,254**	(2,778)	**(163,530)**	(244,806)
Operating profit	**113,542**	57,908	**620,222**	657,231
Investment income	-	-	**15,857**	15,142
Interest income	**68,896**	70,654	**53,407**	73,738
Interest expenses	**(48,986)**	(52,039)	**(79,615)**	(95,346)
Share of results of associates	-	-	**55,273**	58,491
Profit before tax and exceptional items	**133,452**	76,523	**665,144**	709,256
Exceptional items	**226,192**	190,340	**(198,542)**	(106,170)
Profit before taxation	**359,644**	266,863	**466,602**	603,086
Taxation	**(22,879)**	(22,000)	**(149,707)**	(180,658)
Profit after taxation	**336,765**	244,863	**316,895**	422,428
Minority interests	-	-	**67,697**	(280,289)
Profit attributable to shareholders	**336,765**	244,863	**384,592**	142,139
Comprising:				
Profit before exceptional items	**110,573**	54,523	**272,594**	237,058
Exceptional items	**226,192**	190,340	**111,998**	(94,919)
	336,765	244,863	**384,592**	142,139
Earnings per ordinary share				
Before exceptional items				
- basic	-	-	**35.6 cts**	30.7 cts
- diluted	-	-	**35.5 cts**	30.7 cts
After exceptional items				
- basic	-	-	**50.2 cts**	18.4 cts
- diluted	-	-	**50.2 cts**	18.4 cts
Gross dividend per ordinary share	**16.0 cts**	13.0 cts	**16.0 cts**	13.0 cts
Proposed final dividend of 26% less tax and special dividend of 6% less tax (2000: 13% less tax)	**92,501**	75,095	**92,501**	75,095
Directors' emoluments of the Company				
- fees	**149**	69	**149**	108
- other emoluments	**5,121**	2,698	**6,380**	3,507

Significant Related Party Transactions

The following significant transactions were entered into by the Company with its related companies:

	2001	2000
- Interest income	**58,694**	55,964

Material Changes in Accounting Policies

In 2001, the Group adopted the following new Singapore Statements of Accounting Standard (SAS):

SAS 8 (Revised 2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000)	Events Occurring after the Balance Sheet Date
SAS 22 (Revised 2000)	Business Combinations
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments - Disclosure and Presentation
SAS 34	Intangible Assets
SAS 35	Discontinuing Operations
SAS 36	Impairment of Assets

In particular, the effects of adopting SAS 8, SAS 22, SAS 31, SAS 32 and SAS 34 are summarised as follows:

SAS 8 – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies

With the adoption of SAS 8, certain expense items amounting to $54,194,000 which were presented as extraordinary items in the profit and loss account of previous year, no longer qualify as extraordinary items as they are not arising from events or transactions that are clearly distinct from the ordinary activities of the Group and Company. When items of income or expense from ordinary activities are of such size, nature or incidence that their disclosure is relevant to explain the performance of the Group and Company, the directors have disclosed such amounts separately as exceptional items. For comparative purposes, amounts previously disclosed as extraordinary items have been reclassified as exceptional items.

SAS 22 – Business Combinations

Prior to 1 January 2001, goodwill or capital reserves arising on consolidation are directly adjusted against shareholders' equity. With the adoption of the revised SAS 22 from 1 January 2001, goodwill or negative goodwill is amortised and charged to the profit and loss account. As a result of this change in policy, negative goodwill arising on consolidation amounting to $18,268,000 has been created in the current financial year.

SAS 31 – Provisions, Contingent Liabilities and Contingent Assets

Provisions are recognised only when the Group has a present legal or constructive obligation as a result of past events. Provisions made in the past amounting to $2,189,000 have been adjusted to revenue reserves, as these do not meet the definition of provisions.

SAS 32 – Financial Instruments - Disclosure and Presentation

In compliance with SAS 32, the Redeemable Convertible Cumulative Preference Shares ("RCCPS") are now treated as a debt instrument. An amount of $713,965,000 as at 1 January 2001 has been reclassified as term loans and an amount of $68,356,000 has been charged to the profit and loss account during the financial year. SAS 32 also requires the segregation of the liability and equity components of convertible bonds and to reflect the amortisation of discount arising on the issue of the bonds in the profit and loss account. As a result of this change in policy, amortisation of bond discount amounting to $3,180,000 has been charged to the profit and loss account and $2,089,000 adjusted to revenue reserves. The equity component of the bonds amounting to $5,551,000 has been adjusted to capital reserves.

SAS 34 – Intangible Assets

Deferred expenditures, mainly deferred expenses are now written off in the year incurred instead of being amortised over a period of years. As a result of this change in policy, deferred expenditure amounting to $14,354,000 (net of minority interests) has been adjusted to revenue reserves.

SAS 35 – Discontinuing Operations

Information about the Group's discontinuing operations are disclosed in the notes to the financial statements.

Revenue Recognition

With effect from 1 January 2001, the Group changed its accounting policy with respect to income recognition on rigbuilding, shipbuilding & shiprepair and conversion contracts. Revenue from rigbuilding, shipbuilding & shiprepair and conversion is recognised based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of the contract can be estimated reliably. The percentage of completion is measured by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect work performed. Provision is made where applicable for anticipated losses on contracts in progress.

Prior to 1 January 2001, income recognition on shipbuilding and shiprepair contracts is brought into account on completion of contracts and provision is made where applicable for anticipated losses on contracts in progress at balance sheet date. This change in accounting policy has been adopted to better reflect the business activities and to be in line with the proposed amendment to Statement of Accounting Standard 11. The change in accounting policy resulted in an increase in profit after taxation and minority interests amounting to $27,428,000 (2000: decrease of $25,608,000) for the Group in the current financial year.

as at 28 March 2002

Authorised Share Capital	-	$1,500,000,000
Issued and Fully Paid-up Capital	-	$383,584,045.50
Class of Shares	-	Ordinary Shares of $0.50 each with equal voting rights

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 1,000	5,397	27.64	4,911,585	0.64
1,001 - 10,000	12,254	62.75	46,727,155	6.09
10,001 - 1,000,000	1,855	9.50	68,989,544	8.99
1,000,001 and above	21	0.11	646,539,807	84.28
Total	19,527	100.00	767,168,091	100.00

Top Twenty Shareholders as at 28 March 2002	No. of Shares	%
Temasek Holdings (Pte) Ltd	246,227,760	32.10
Raffles Nominees Pte Ltd	98,718,513	12.87
DBS Nominees Pte Ltd	91,245,233	11.89
HSBC (Singapore) Nominees Pte Ltd	46,867,190	6.11
Citibank Nominees Singapore Pte Ltd	44,359,379	5.78
United Overseas Bank Nominees Pte Ltd	33,951,201	4.43
DB Nominees (S) Pte Ltd	27,329,935	3.56
Oversea Chinese Bank Nominees Pte Ltd	21,658,265	2.82
NTUC Income Insurance Co-operative Limited	11,269,999	1.47
Overseas Union Bank Nominees Pte Ltd	6,324,416	0.82
Shanwood Development Pte Ltd	3,200,000	0.42
The Asia Life Assurance Society Ltd-S'pore Life Fund	2,385,000	0.31
HSBC Republic Bank (Suisse) SA	2,067,250	0.27
Morgan Stanley Asia (Singapore) Pte Ltd	1,888,541	0.25
OCBC Securities Private Ltd	1,664,689	0.22
BNP Paribas Nominees Singapore Pte Ltd	1,602,075	0.21
DBS Vickers Securities (S) Pte Ltd	1,474,812	0.19
Citibank Consumer Nominees Pte Ltd	1,133,687	0.15
ABN Amro Nominees S'pore Pte Ltd	1,086,625	0.14
ING Nominees (Singapore) Pte Ltd	1,059,500	0.14
Total	645,514,070	84.15

Substantial Shareholder (including deemed interest)	No. of Shares	%
Temasek Holdings (Pte) Ltd	247,163,260	32.22

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the ordinary shareholders of the Company will be held at Bugis Ballroom (Level 2), Hotel Inter-Continental Singapore, 80 Middle Road Singapore 188966 on 21 May 2002 at 11.00 a.m. (or as soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place) to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2001 (Resolution 1).
2. To declare a first and final dividend of twenty six percent (26%) or 13 cents per share less tax and a special dividend of six percent or 3 cents per share less tax for the year ended 31 December 2001 (Resolution 2).
3. To re-elect the following Directors who retire in accordance with Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C:

   (i) Mr Choo Chiau Beng (Resolution 3)
   (ii) Dr Bernard Tan Tiong Gie (See Note 2) (Resolution 4)
   (iii) Mr Lim Hock San (See Note 2) (Resolution 5)
   (iv) Mr Khoo Teng Chye (Resolution 6)

4. To re-elect the following Directors who, being appointed by the Board of Directors after the last Annual General Meeting, retire in accordance with Article 81A(1) of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

   (i) Mr Tony Chew Leong-Chee (Resolution 7)
   (ii) Dr Lee Tsao Yuan (Resolution 8)

5. To approve Directors' fees of $360,000 for the year ended 31 December 2001 (Resolution 9).
6. To re-appoint Auditors and authorise the Directors to fix their remuneration (Resolution 10).

AS SPECIAL BUSINESS

7. To consider and if thought fit, pass the following Ordinary Resolutions with or without amendments:

   7.1 **RESOLVED** that pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, the Directors be and are hereby authorised to issue shares in the Company (whether by way of bonus issue, rights issue or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution) at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that:-

   (a) the aggregate number of shares to be issued pursuant to this resolution does not exceed 50% of the Company's issued share capital for the time being; and

   (b) the aggregate number of shares issued other than on a pro rata basis to existing shareholders does not exceed 20% of the Company's issued share capital for the time being,

   such authority to continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier, unless previously revoked or varied at a general meeting of the Company (see note 3) (Resolution 11).

   7.2 **RESOLVED** that the Directors of the Company be and are hereby authorised to make purchases from time to time of up to a maximum of 10 percent of the issued ordinary share capital of the Company as at the date of this resolution at any price up to but not exceeding the Maximum Price, in accordance with the "Guidelines on Share Purchases by the Company" as set out in Appendix 1 of the Circular to Shareholders of the Company dated 1 February 2000 and this mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date on which the next Annual General Meeting of the Company is or is required by law to be held, whichever is the earlier (see note 4) (Resolution 12).

8. To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 31 May 2002, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 30 May 2002 will be registered to determine shareholders' entitlement to the proposed first and final dividend and special dividend. The proposed first and final dividend and special dividend if approved at the Annual General Meeting will be paid on 13 June 2002.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary

Singapore, 22 April 2002

Notes:

1. *A member of the Company is entitled to appoint a proxy to attend the meeting and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 23 Church Street #15-01 Capital Square Singapore 049481, not less than 48 hours before the time appointed for holding the Annual General Meeting.*
2. *Dr Bernard Tan Tiong Gie and Mr Lim Hock San will upon re-election, continue to serve on the Audit Committee. They are considered independent Directors pursuant to Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited.*
3. *Ordinary Resolution No. 11, if passed, will empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further shares in the Company, including a bonus or rights issue. The maximum number of shares which the Directors may issue under this resolution shall not exceed the quantum set out in the resolution.*
4. *Ordinary Resolution No. 12 is to renew the Share Buy-Back Mandate which was originally approved by the shareholders on 18 February 2000. The Company did not buy back any shares of the Company between 1 April 2001 to 31 March 2002, being the latest practicable date prior to the issue of this notice.*

Proxy Form

Keppel Corporation

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

IMPORTANT:
1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING

I/We, ______________________________ (Name)

of ______________________________ (Address)

being a member/members of KEPPEL CORPORATION LIMITED hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings	
			No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on 21 May 2002 at 11.00 am (or as soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 10.30 am on the same day and at the same place) at Bugis Ballroom (Level 2), Hotel Inter-Continental Singapore, 80 Middle Road Singapore 188966 and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Resolutions to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

Resolutions	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	Number of Votes For**	Number of Votes Against**
Ordinary Business 1) Adoption of Directors' Report and Accounts				
2) Declaration of Dividends				
3) Re-election of Mr Choo Chiau Beng as Director				
4) Re-election of Dr Bernard Tan Tiong Gie as Director				
5) Re-election of Mr Lim Hock San as Director				
6) Re-election of Mr Khoo Teng Chye as Director				
7) Re-election of Mr Tony Chew Leong-Chee as Director				
8) Re-election of Dr Lee Tsao Yuan as Director				
9) Approval of Directors' fees				
10) Re-appointment of Auditors				
Special Business 11) Issue of additional shares pursuant to Section 161 of the Companies Act, Cap 50.				
12) Renewal of Share Buy-Back Mandate				

* *Please indicate your vote "For" or "Against" with an "X" within the box provided.*

** *If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.*

Dated this ____________ day of ____________ 2002

Total Number of Shares held

____
Signature(s) or Common Seal of Member(s)

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Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you only have shares registered in your name in the Register of Members, you should insert that number of shares. However, if you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2. A Member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as percentage of the whole) to be represented by each proxy. A proxy need not be a member of the Company.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 23 Church Street #15-01 Capital Square Singapore 049481 not less than 48 hours before the time appointed for the Annual General Meeting.

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Affix
Postage
Stamp

The Company Secretary
Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481

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4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

5. A corporation which is a Member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act (Chapter 50) of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

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Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

22 April 2002

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Keppel Corporation Limited ("Keppel Corporation") for the financial year 2001. The SFR contains a review of the Keppel Corporation Group for the year ended 31 December 2001. It also contains a summary of the audited financial statements of the Company and the Group. We will be sending you a copy of the SFR for so long as you are a Keppel Corporation shareholder unless you indicate otherwise.

The Directors' Report and the full financial statements of the Company and the Group for the year ended 31 December 2001 are set out in a separate report called the Annual Report ("AR") 2001. This report is available to all registered Keppel Corporation shareholders at no cost upon request.

For shareholders receiving this SFR for the first time, if you wish to receive a copy of the AR for 2001 or for so long as you are a shareholder, please complete the request form below by ticking the first or third box respectively and return it to us by 30 April 2002. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for 2001 and for future financial years.

For shareholders who did not respond last year or whose replies were not received by us, you may indicate your wishes by ticking the appropriate box in the request form below and returning it to us by 30 April 2002. If we do not receive your request form, it would indicate that you do not wish to receive the AR for 2001 and for future financial years.

For shareholders who indicated to us last year that you wish to receive the ARs for so long as you are a shareholder, you may change your wishes by ticking the second box in the request form below and returning it to us by 30 April 2002. If we do not receive your reply, it would indicate that there is no change to your wishes.

For the convenience of shareholders, a copy of AR for 2001 will be posted at Keppel Corporation's website www.kepcorp.com from 6 May 2002. Shareholders may request for physical copies of the AR for 2001 as indicated above.

Your latest request will supersede earlier requests received by us.

Yours faithfully
for KEPPEL CORPORATION LIMITED

Caroline Chang
Company Secretary

REQUEST FORM

To: Keppel Corporation Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2001.

[ ] Please do not send me/us the *Summary Financial Report or the Annual Report/Annual Report for so long as I/we am/are a shareholder(s) of Keppel Corporation Limited.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2001 and for so long as I/we am/are a shareholder(s) of Keppel Corporation Limited.

Name(s) of shareholder(s): ______________________

*NRIC/Passport Number(s): ______________ CDP Securities Account No: ________

Address: ______________________

______________________ Singapore ________

Signature(s): ______________ Date: ______________

* *delete where inapplicable*

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Keppel Corporation

Postage will be paid by licensee. For posting in Singapore and Malaysia only

BUSINESS REPLY SERVICE
PERMIT NO. 05429

THE COMPANY SECRETARY
KEPPEL CORPORATION LIMITED
23 CHURCH STREET
#15-01 CAPITAL SQUARE
SINGAPORE 049481

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Keppel Corporation
23 Church Street #15-01 Capital Square Singapore 049481 Tel: (65) 6270 6666 Website: www.kepcorp.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

CIRCULAR DATED 22 APRIL 2002

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

*If you have sold your ordinary shares in the capital of Keppel Corporation Limited (the "**Company**"),* you should immediately forward this Circular and the attached Proxy Form to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

Keppel Corporation

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

the proposed alterations to

the Articles of Association of the Company.

IMPORTANT DATES AND TIMES:–

Last date and time for lodgement of Proxy Form	:	19 May 2002 at 10.30 a.m.
Date and time of Extraordinary General Meeting	:	21 May 2002 at 10.30 a.m.
Place of Extraordinary General Meeting	:	Bugis Ballroom (Level 2) Hotel Inter-Continental Singapore 80 Middle Road Singapore 188966

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CONTENTS

Page

LETTER TO SHAREHOLDERS

1. Introduction 2
2. The Proposed Alterations to the Articles of Association of the Company 2
3. Extraordinary General Meeting. 3
4. Action to be taken by Shareholders 4
5. Directors' Recommendations. 4
6. Documents Available for Inspection 4
7. Responsibility Statement 4

THE APPENDIX

The Proposed Alterations to the Articles 5

NOTICE OF EXTRAORDINARY GENERAL MEETING 10

PROXY FORM

KEPPEL CORPORATION LIMITED

(Incorporated in the Republic of Singapore)

Directors:–	**Registered Office:–**
Lim Chee Onn (Chairman)	23 Church Street
Cham Tao Soon	#15-01 Capital Square
Bernard Tan Tiong Gie	Singapore 049481
Lim Hock San	
Khoo Teng Chye	
Sven Bang Ullring	
Tony Chew Leong-Chee	
Lee Tsao Yuan	
Loh Wing Siew	
Choo Chiau Beng	
Teo Soon Hoe	

22 April 2002

To: The Shareholders of
Keppel Corporation Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 The Directors of Keppel Corporation Limited (the "**Company**") propose to seek the approval of Shareholders at an extraordinary general meeting ("**EGM**") of the Company to be held on 21 May 2002 for the proposed alterations to the Articles of Association of the Company (the "**Articles**").

1.2 The purpose of this Circular is to explain the reasons for, and to provide Shareholders with information relating to, the proposal to be tabled at the EGM.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

2.1 The following Articles are proposed for alterations:–

Articles 81G and 89B(2)

Article 89B(2) currently provides that a Managing Director shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the retirement by rotation of Directors. Article 81G currently provides that every Director other than a Managing Director shall retire from office once at least in every three years.

The Code of Corporate Governance (the "**Code**") issued by the Corporate Governance Committee recommends that, as a principle of good corporate governance, all directors of Singapore listed companies should be required to submit themselves for re-nomination and re-election at regular intervals.

It is therefore proposed that Articles 81G and 89B(2) be altered so as to require all Directors, including a person holding the office of Managing Director, to be subject to retirement by rotation.

Articles 97, 98, 99, 101 and 105

Article 97 currently provides that the Directors may delegate any of their powers (other than the powers to borrow or make calls) to an Executive Committee consisting of such members of their body or senior executives of the Company as they think fit.

The Code recommends the setting up of a Nominating Committee in order to make the process of board appointments transparent and to assess the effectiveness of the board as a whole and of individual directors. The Code also recommends the setting up of a Remuneration Committee in order to provide a greater degree of independence, impartiality and transparency in remuneration-setting.

In order to facilitate the setting up of the Nominating Committee, the Remuneration Committee and such other Committees as may be deemed necessary in the interests of the Company, it is proposed that Article 97 be altered so as to permit the formation of multiple Committees, and for such Committees to consist of one or more Directors and (if thought fit) such other persons as may be co-opted to the relevant Committee.

The proposed alterations to Articles 98, 99, 101 and 105 are consequential to the proposed alterations to Article 97, and are to expand the provisions relating to Committee proceedings, validity of meetings, minutes of meetings and use of the Seal to cover Committees formed under Article 97 (as proposed to be altered).

Article 100(1)

Article 100(1) currently provides for resolutions in writing of the Directors to be signed or approved by letter, telex or facsimile. Electronic signatures and electronic records are increasingly used in lieu of written signatures and documents and are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88.

To facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 100(1) be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically in accordance with procedures approved by the Directors, in place of the traditional forms of writing and signatures.

Articles 140 and 141

Article 140 currently empowers the authentication or certification by any Director, the Company Secretary or any other person appointed by the Directors for such purpose, of any document affecting the constitution of the Company, any resolutions passed by the Company or the Directors, and any books, records, documents and accounts relating to the business of the Company.

It is proposed that Article 140 be expanded to cover resolutions passed by any Committee. It is also proposed that Article 141 be altered to permit any such authentication or certification to be effected by electronic means in accordance with procedures approved by the Directors, in place of the traditional forms of authentication or certification.

2.2 The text of the Articles which are proposed to be altered are set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

3. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 10 of this Circular, will be held on 21 May 2002 at Bugis Ballroom (Level 2), Hotel Inter-Continental Singapore, 80 Middle Road, Singapore 188966 at 10.30 a.m. for the purpose of considering and, if thought fit, passing with or without any modification the Special Resolution set out in the Notice of EGM.

4. ACTION TO BE TAKEN BY SHAREHOLDERS

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 23 Church Street, #15-01 Capital Square, Singapore 049481 not later than 10.30 a.m. on 19 May 2002. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

5. DIRECTORS' RECOMMENDATIONS

The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company and accordingly recommend that Shareholders vote in favour of the Special Resolution relating to the alterations to Articles 81G, 89B(2), 97, 98, 99, 100(1), 101, 105, 140 and 141, and the corresponding marginal note to Article 101, to be proposed at the forthcoming EGM.

6. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the registered office of the Company at 23 Church Street, #15-01 Capital Square, Singapore 049481 during normal business hours from the dates specified below up to the date of the forthcoming EGM:–

(a) from 2 May 2002, the Annual Report of the Company for the financial year ended 31 December 2001;

(b) from the date of this Circular, the Summary Financial Report of the Company for the financial year ended 31 December 2001; and

(c) from the date of this Circular, the Memorandum and Articles of Association of the Company.

7. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of the Board of Directors of
Keppel Corporation Limited

Lim Chee Onn
Chairman

THE PROPOSED ALTERATIONS TO THE ARTICLES

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal modifications highlighted.

A. *Existing Article 81G*

81G. The Company may from time to time in General Meeting increase or reduce the number of Directors, and determine in what rotation such increased or reduced number shall go out of office, provided always that every Director other than a Managing Director shall retire from office once at least in every three years.

Proposed alterations to Article 81G

By deleting Article 81G in its entirety and substituting therefor the following:–

81G. The Company may from time to time in General Meeting increase or reduce the number of Directors, and determine in what rotation such increased or reduced number shall go out of office, provided always that every Director shall retire from office once at least in every three years.

B. *Existing Article 89B(2)*

89B. (2) A Managing Director shall not while he continues to hold that office be subject to retirement by rotation, and he shall not be taken into account, in determining the rotation of retirement of Directors, but he shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of Director he shall ipso facto and immediately cease to be a Managing Director, save so far as otherwise expressly provided by the agreement (if any) under which he holds that office.

Proposed alterations to Article 89B(2)

By deleting Article 89B(2) in its entirety and substituting therefor the following:–

89B. (2) A Managing Director shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to **retirement by rotation,** resignation and removal as the other Directors of the Company, and if he ceases to hold the office of Director he shall *ipso facto* and immediately cease to be a Managing Director, save so far as otherwise expressly provided by the agreement (if any) under which he holds that office.

C. *Existing Article 97*

97. The Directors may from time to time delegate any of their powers other than the powers to borrow or make calls to an Executive Committee consisting of such members of their body or such senior executives of the Company as they think fit and may from time to time revoke such delegation. Any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Directors.

Proposed alterations to Article 97

By deleting Article 97 in its entirety and substituting therefor the following:–

97. The Directors may from time to time delegate any of their powers other than the powers to borrow or make calls to **Committees** consisting of **one or more** members of their body **and (if thought fit) one or more other persons co-opted as hereinafter provided**. Any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Directors. **Any such regulations may provide for or authorise the co-option to the Committee of persons other than Directors and for such co-opted members to have voting rights as members of the Committee.**

D. *Existing Article 98*

98. The meetings and proceedings of the Executive Committee shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto and by any regulations (not being inconsistent with the said provisions) made by the Directors under the last preceding Article.

Proposed alterations to Article 98

By deleting Article 98 in its entirety and substituting therefor the following:–

98. The meetings and proceedings of **any such Committee consisting of two or more members** shall be governed ***mutatis mutandis*** by the provisions herein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto and by any regulations (not being inconsistent with the said provisions) made by the Directors under the last preceding Article.

E. *Existing Article 99*

99. All acts done by the Directors or the Executive Committee of the Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Directors or that they or any of them were disqualified, be as valid as if every such Director had been duly appointed and was duly qualified. Provided always that nothing in this Article shall be deemed to give validity to acts done by such Directors, Committee or persons acting as aforesaid after it has been shown that there was some defect in such appointment or that they or any of them were disqualified.

Proposed alterations to Article 99

By deleting Article 99 in its entirety and substituting therefor the following:–

99. All acts done by the Directors or **any** Committee of the Directors**, or by any person acting as Director or as a member of any such Committee, shall as regards all persons dealing in good faith with the Company,** notwithstanding that it be afterwards discovered that there was some defect in the appointment of any **of the persons aforesaid** or that they or any of them were disqualified, **or had vacated office, or were not entitled to vote,** be as valid as if every such

person had been duly appointed and was duly qualified **and had continued to be a Director or member of the Committee and had been entitled to vote**. Provided always that nothing in this Article shall be deemed to give validity to acts done by such Directors, Committee or persons acting as aforesaid after it has been shown that there was some defect in such appointment or that they or any of them were disqualified **or had vacated office or were not entitled to vote**.

F. Existing Article 100(1)

100. (1) A resolution in writing signed or approved by letter, telex, facsimile by a majority of the Directors shall be as effective for all purposes as a resolution passed at a meeting of the Directors duly convened, held and constituted. Any such resolution may be contained in a single document or may consist of several documents all in like form.

Proposed alterations to Article 100(1)

By deleting Article 100(1) in its entirety and substituting therefor the following:–

100. (1) A resolution in writing signed by a majority of the Directors shall be as effective for all purposes as a resolution passed at a meeting of the Directors duly convened, held and constituted. Any such resolution may be contained in a single document or may consist of several documents all in like form. **The expressions "in writing" and "signed" include approval by any such Director by telefax, telex, cable, telegram or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.**

G. (a) Existing Article 101

101. The Directors shall cause minutes to be kept in books provided for the purpose of all resolutions and proceedings of General Meetings and of meetings of the Directors and of the Executive Committee of the Directors and any such minutes, if purporting to be signed by the Chairman of the meeting to which they relate or by the Chairman of the next succeeding meeting, shall be evidence of such resolutions and proceedings.

Proposed alterations to Article 101

By deleting Article 101 in its entirety and substituting therefor the following:–

101. The Directors shall cause minutes to be kept in books provided for the purpose of all resolutions and proceedings of General Meetings and of meetings of the Directors and of **any** Committee of the Directors and any such minutes, if purporting to be signed by the Chairman of the meeting to which they relate or by the Chairman of the next succeeding meeting, shall be evidence of such resolutions and proceedings.

(b) Existing marginal note to Article 101

Minutes of Directors' meetings.

Proposed alterations to marginal note to Article 101

By deleting the marginal note to Article 101 in its entirety and substituting therefor the following:–

Minutes of meetings.

H. ***Existing Article 105***

105. The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of the Directors or the Executive Committee of the Directors; and one Director and the Secretary or such other person as the Directors may appoint for the purpose at least shall sign either autographically, mechanically or by facsimile every instrument to which the Seal is affixed; Provided, nevertheless, that any instrument bearing the Seal of the Company and issued for valuable consideration shall be binding on the Company, notwithstanding any irregularity touching the authority of the Directors to issue the same.

Proposed alterations to Article 105

By deleting Article 105 in its entirety and substituting therefor the following:–

105. The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of the Directors or **any** Committee of the Directors; and one Director and the Secretary or such other person as the Directors may appoint for the purpose at least shall sign either autographically, mechanically or by facsimile every instrument to which the Seal is affixed; Provided, nevertheless, that any instrument bearing the Seal of the Company and issued for valuable consideration shall be binding on the Company, notwithstanding any irregularity touching the authority of the Directors to issue the same.

I. ***Existing Article 140***

140. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager and other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

Proposed alterations to Article 140

By deleting Article 140 in its entirety and substituting therefor the following:–

140. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors **or any Committee**, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager and other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

J. ***Existing Article 141***

141. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

Proposed alterations to Article 141

By deleting Article 141 in its entirety and substituting therefor the following:–

141. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting **of the Company or** of Directors **or of any Committee** which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of **proceedings at** a duly constituted meeting. **Any authentication or certification made pursuant to the last preceding Article may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.**

KEPPEL CORPORATION LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held at Bugis Ballroom (Level 2), Hotel Inter-Continental Singapore, 80 Middle Road, Singapore 188966 on 21 May 2002 at 10.30 a.m. for the purpose of considering and, if thought fit, passing with or without any modification, the following resolution which will be proposed as a Special Resolution:–

Special Resolution: Alterations to the Articles of Association of the Company

That Articles 81G, 89B(2), 97, 98, 99, 100(1), 101, 105, 140 and 141, and the corresponding marginal note to Article 101, of the Articles of Association of the Company be altered in the manner as set out in the Appendix to the Circular to Shareholders dated 22 April 2002.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary
22 April 2002
Singapore

NOTES:–

1. A Shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.
2. The instrument appointing a proxy must be lodged at the registered office of the Company at 23 Church Street, #15-01 Capital Square, Singapore 049481 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Keppel Corporation

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

IMPORTANT

1. For investors who have used their CPF moneys to buy ordinary shares in the capital of Keppel Corporation Limited, the Circular to Shareholders dated 22 April 2002 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM — EXTRAORDINARY GENERAL MEETING

I/We ____

of ____

being a Shareholder/Shareholders of the abovenamed Company, hereby appoint:–

Name	Address	NRIC/Passport Number	Proportion of Shareholding (%)	
			No. of Shares	%
and/or (delete as appropriate)				

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at Bugis Ballroom (Level 2), Hotel Inter-Continental Singapore, 80 Middle Road, Singapore 188966 on 21 May 2002 at 10.30 a.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Special Resolution: To approve the alterations to the Articles of Association of the Company		

Dated this ________ day of ______________ 2002

Total Number of Shares held	

____

Signature(s) of Shareholder(s) or Common Seal

IMPORTANT
Please read Notes on the reverse.

NOTES:–

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company.
3. Where a Shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 23 Church Street, #15-01 Capital Square, Singapore 049481 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a Shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:–

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the Shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.